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SEC Processing Section MAR 01 2017 Washington DC 416

FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]

8-52908

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dinosaur Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 Park Avenue South, 9th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Grossman 212 448 9251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dinosaur Financial Group, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

VENISHA R. FRITH
Notary Public, State of New York
No.01FR6073485
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires 4/22/19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DINOSAUR FINANCIAL GROUP, LLC
(A wholly owned subsidiary of Dinosaur Group Holdings, LLC)

DECEMBER 31, 2016

TABLE OF CONTENTS

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

New York
New Jersey
Pennsylvania
Washington, DC

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
of Dinosaur Financial Group, L.L.C.
(A wholly owned subsidiary of Dinosaur Group Holdings, L.L.C.)
New York, New York

We have audited the accompanying statement of financial condition of Dinosaur Financial Group, L.L.C. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Dinosaur Financial Group, L.L.C.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dinosaur Financial Group, L.L.C. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Marks Paneth LLP

New York, New York
February 28, 2017

Morison KSi
Independent member

DINOSAUR FINANCIAL GROUP, LLC
(A wholly owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$ 611,784
Receivables from clearing firms	1,691,100
Security deposits	237,628
Receivable from affiliates	173,198
Property and equipment, net	153,351
Employee loans and advances	128,519
Prepaid expenses	72,173
Other assets	61,323
Total assets	$ 3,129,076

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Compensation payable	$ 802,821
Accounts payable and accrued expenses	298,393
Deferred rent	344,594
Payable to affiliates	15,382
Due to clearing firm	2,804
Total liabilities	1,463,994
Member's equity	1,665,082
Total liabilities and member's equity	$ 3,129,076

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Dinosaur Financial Group, LLC (the "Company") is a Delaware limited liability company located in New York, New York, with satellite offices in Miami, Florida and Manalapan, New Jersey. On October 2, 2015, the Company changed its name from Dinosaur Securities, LLC to Dinosaur Financial Group, LLC. The Company is a registered Introducing Broker with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is also a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). As of April 24, 2015, the Company became a member of the National Association of Securities Dealers Automated Quotations ("NASDAQ"). Operations consist primarily of the execution of securities trades for customers on an agency and riskless-principal basis. The Company clears all customer transactions on a fully disclosed basis through four independent broker dealer clearing firms and four futures commission merchants ("FCM"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Dinosaur Group Holdings, LLC is the parent entity and owns a 100% interest in the following related entities: The Company, Dinosaur Capital Management LLC, Dinosaur International Limited ("DI Limited") which is a Bermuda corporation, Dinosaur Merchant Bank Limited ("UK"), which is a London-based securities broker registered with the Financial Services Authority, and Atlantic Trading & Technical Services, LLC ("AT&TS").

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Certain securities transactions and related revenue and expenses are recorded on a settlement date basis, which does not vary materially from the trade date basis. Revenue from corporate finance fees are recognized when received. Revenue from administrative services is recognized when earned. Revenues from asset based lending are recognized in the month earned. Revenues from management fees are recognized in the month earned. Revenues from insurance products and mutual funds are recognized when received. Revenue from referral fees are recognized in the month earned.

Property and equipment

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

As a single member LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The Member of the Company reports the operations of the Company on their tax return. The Company is subject to the New York City Unincorporated Business Tax ("UBT") on taxable income.

Uncertain tax positions

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2013.

Credit Risk concentration and cash

Cash consists of deposit accounts principally at one bank. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company may be exposed to credit risk for the amounts of funds held in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with reputable financial institutions.

For purposes of the financial statements, the Company considers all highly liquid debt instruments with an original maturity of three months or less when acquired to be cash equivalents. The Company held no cash equivalents at December 31, 2016.

3. RECEIVABLES FROM CLEARING FIRMS

At December 31, 2016, the balance due from clearing firms consisted of commissions receivable in the amount of $499,535 and cash balances in the amount of $1,191,655. Commissions consists of both commissions and mark-ups.

Any Company assets on hand at the clearing brokers serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2016:

		Estimated Useful Life
Furniture and fixtures	216,333	7 years
Less: Accumulated depreciation	62,982	
	$ 153,351	

5. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company could be involved in litigation arising in the normal course of business. As of December 31, 2016, the Company was not aware of any asserted or potential claims against the Company that would have a materially adverse effect on the Company's financial position or results of operations.

Leases

The Company leases office space and office equipment under leases expiring at various dates through 2022.

In December 2011, the Company entered into a new office lease agreement. Rent expense under the new office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $344,559 at December 31, 2016.

5. COMMITMENTS AND CONTINGENCIES *(continued)*

Future minimum lease payments as of December 31, 2016 are as follows for:

Years Ending December 31:	
2017	$ 519,068
2018	517,114
2019	529,070
2020	534,509
2021	471,755
2022	443,311
Total	$ 3,014,827

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2016, no counterparty individually accounted for greater than 29% of the Company's receivable from clearing firms balance.

7. RELATED PARTY TRANSACTIONS

At December 31, 2016, the Company owed $7,474 to DMBL; $93,294 from AT&TS; $71,825 from DGH and $171 from Dinosaur Capital Management, LLC. The loans receivable are noninterest-bearing and due on demand.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $824,458, which exceeded the required minimum net capital of $250,000 by $574,458. Aggregate indebtedness at December 31, 2016 totaled $1,463,994. The Company's percentage of aggregate indebtedness to net capital was 178%.

9. SUBSEQUENT EVENTS

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through February 28, 2017 which is the date that the financial statements were available to be issued.